

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

Via E-mail
Mr. Oliver Bialowons
President
SmartHeat Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re: SmartHeat Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2013**
> **Filed October 24, 2014**
> **File No. 1-34246**

Dear Mr. Bialowons:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm

1.   It appears to us the report of your independent registered public accounting firm is required to include an explanatory paragraph, following their opinion paragraph, that states your financial statements have been restated and refers to the required restatement disclosures in Note 24. Please refer to Auditing Standard No. 6 and AU 508. It also appears to us that the dual date of the report of your independent registered public accounting firm should refer to Note 2 which was also revised as a result of the

restatement. Please have your auditor revise their report, as appropriate and file an amendment to your filing. We remind you to include currently dated certifications that refer to the amended form in any amendments you file.

<u>Consolidated Statements of Operations and Comprehensive Loss, page F-4</u>

2.   It is unclear to us how you determined it is appropriate to allocate any of the impairments you recorded in your restated financial statements to the non-controlling interest. We note that even after the impairments you recorded the amount paid by the non-controlling interest for the percentage interest they acquired was less than the net book value of the assets they acquired. Please tell us the accounting literature you relied on to allocate any of your 2013 loss to the non-controlling interest.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Robert Newman, Esq.
        Newman & Morrison LLP